Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 29, 2020

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
Ziegler Senior Floating Rate Fund (S000053146)

Dear Ms. Bentzinger:
Transmitted herewith on behalf of the Trust and its series, the Ziegler Senior Floating Rate Fund (the “Fund”), is the definitive proxy statement on Schedule 14A in preparation for a special shareholder meeting scheduled for June 26, 2020. The definitive proxy statement contains a request for shareholders to consider and approve a proposed investment advisory agreement (the “Proposed Advisory Agreement”) with Ziegler Capital Management, LLC (the “Advisor”) (“Proposal 1”) and a proposed investment sub-advisory agreement (the “Proposed Sub-Advisory Agreement”) between Pretium Credit Management, LLC (the “Sub-Advisor”) and the Advisor (“Proposal 2”). Approval of the Proposed Advisory Agreement enables the Advisor to continue as the investment advisor for the Fund. Additionally, approving the Proposed Sub-Advisory Agreement enables the Sub-Advisor to continue as the investment sub-advisor for the Fund.
This correspondence is also being filed in response to your oral comments and suggestions of May 28, 2020 with respect to the Trust’s preliminary proxy statement on Schedule 14A filed on May 19, 2020 on behalf of the Trust and the Fund. For your convenience, the comments made by the Staff have been reproduced in bold typeface immediately followed by the Trust’s responses.
Staff Comment 1. Questions and Answers section “What is a Proxy” states, “If you do not submit your proxy, they will not vote your mutual fund shares.” As the failure to vote could have the same effect as a vote against Proposal 1 and Proposal 2 (collectively the “Proposals”), the second prong of the 1940 Act majority is applicable. Clarify this statement to reflect that there is a "no" vote if this proxy is not submitted. More specifically, please add a caveat that the failure to vote could have the effect of a vote under certain circumstances and add a cross reference to the section of the proxy statement that discusses in more detail the impact of a failure to vote.
Trust Response: The Trust has updated the response to the question "What is a Proxy" in the Questions and Answers section.
Staff Comment 2. Questions and Answers section “How will my approval of Proposal 1 and Proposal 2 affect the management and operation of the Fund?” references three portfolio managers. For each portfolio manager, please disclose if they are an employee of the Advisor or Sub-Advisor.
Trust Response: The Trust has added the requested disclosure about each portfolio manager.
Staff Comment 3. Please add to the Questions and Answers section a discussion of the primary reasons for the Board’s approval of the Sub-Advisor to continue as the investment sub-adviser of the Fund.
Trust Response: The Trust has updated the Questions and Answers section to add a discussion of the primary reasons for the Board's approval of the Sub-Advisor.
Staff Comment 4. Questions and Answers section “How do I vote my shares?” references broker non-votes. Under New York Stock Exchange Rule 452 approval of advisory agreements is non-routine and a broker cannot vote without instructions from the beneficial holder. Please remove all references to broker non-votes in the proxy statement.
Trust Response: The Trust has removed all references to broker non-votes from the proxy statement.

Staff Comment 5. In the section referenced in Staff Comment 4, clarify that (i) and (ii) are a reference back to the 1940 Act majority language. The 1940 Act majority is described elsewhere in the proxy statement without romanette references. Please clarify to the reader that the romanette sections are referring to the 1940 Act majority.
Trust Response: The Trust has clarified the disclosure by changing all references to "(a)" and "(b)" with respect to references to the 194 Act majority.
Staff Comment 6. In future preliminary proxy filings please clearly mark proxy materials as “preliminary materials.”
Trust Response: The Trust so notes.
Staff Comment 7. The “Summary of the Prior Advisory Agreement . . .” and “Summary of the Prior Sub-Advisory Agreement . . .” sections refer the reader to Exhibit A and Exhibit B, respectively, for the terms of the Proposed Advisory Agreement and terms of the Proposed Sub-Advisory Agreement. The proxy statement should contain all pertinent information without referencing other documents.
Trust Response: The Trust has revised the language referencing the exhibits.
Staff Comment 8. The “Summary of the Prior Sub-Advisory Agreement . . .” section includes a paragraph titled “Brokerage Policies.” In the last sentence a reference may be mixed up with respect to Pretium and Broker-Dealer. Please clarify and correct as needed.
Trust Response: The Trust confirms that this sentence is correct with respect to Pretium's role and responsibility related to transactions with broker-dealers and accurately reflects the proposed sub-advisory agreement.
Staff Comment 9. Provide confirmation that the Schedule 14A, Item 22(c)(3) requirement that the disclosure of names and addresses of all parents of the investment adviser and sub-advisor and basis of control of each parent by its immediate parent has been met for the Advisor and Sub-Advisor.
Trust Response: The Trust has updated the proxy statement to meet the requirements of Item 22(c)(3).
Staff Comment 10. The table that lists voting securities of Pretium states that Pretium holds 100% of voting securities, yet there are other holders of voting securities listed. Please explain the potential discrepancy.
Trust Response: The Trust has updated the proxy statement to reflect the current voting securities ownership of Pretium.
Staff Comment 11. Please confirm, supplementally, that the disclosure reflects all considerations, if any, of board members that were not in favor of approval of either Proposed Advisory Agreement or Proposed Sub-Advisory Agreement.
Trust Response: The Trust confirms that the disclosure reflects all board considerations and that there were no board members not in favor of approval of either agreement.
Staff Comment 12. General Information section, second paragraph regarding abstentions and broker non-votes, same comment as Staff Comment 5 in which the romanettes do not tie back to the 1940 Act majority description discussed in the previous paragraph.
Trust Response: The Trust has updated the romanettes to be consistent throughout the proxy statement.
Staff Comment 13. General Information section, “Record Date/Shareholders Entitled to Vote” paragraph, the last sentence references Fund total net assets. Please break out total number of shares by class as required by Schedule 14A, Item 6(a).
Trust Response: The Trust has made this update.
Staff Comment 14. General Information section, “Voting Proxies” first paragraph, the second to last sentence discussing shareholders who revoke is redundant and should be removed.
Trust Response: The Trust has removed this sentence.
Staff Comment 15. General Information section, “Voting Proxies” second paragraph discusses adjournment. Supplementally explain why abstentions are counted in favor of adjournment when they have the effect of voting against the proposals.
Trust Response: The Trust has revised this paragraph.
Staff Comment 16. General Information section, “Share Ownership” paragraph, briefly define the terms “control person” and “principal shareholder.”
Trust Response: The Trust has defined these terms.

Staff Comment 17. General Information section, “Reports to Shareholders” paragraph, as required by Schedule 14A, Item 22(a)(3)(iii), please make this paragraph prominent.
Trust Response: The Trust has underlined the paragraph heading "Reports to Shareholders" and changed the font to bold for the entire section in order to be prominent.
Staff Comment 18. General Information section, “Householding” paragraph, as required by Schedule 14A, Item 23(c), please add “or if you would like to receive separate copies of Fund documents in the future” and add registrant address and phone number.
Trust Response: The Trust has made the requested change.
Staff Comment 19. In the proxy card statement “When properly executed, this proxy will be voted as indicated or ‘FOR” the proposals if no choice is indicated” as required by Schedule 14A, Item 4(b)(1), bold this language. In addition, add to proxy card that an abstain vote has the same affect as a vote against the proposals.
Trust Response: The Trust has made the requested changes.

If you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (626) 914-7372 or scott.resnick@usbank.com.
Sincerely,
/s/ Scott A. Resnick
Scott A. Resnick
Secretary
Trust for Advised Portfolios